HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司

Via Fedex

July 31, 2002

02049000

SEC MAIL PROCESSING
RECEIVED
AUG 01 2002
WASH, D.C. 154 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose one item for filing with you as follows:

> Press Announcement. The Standard. July 12, 2002.
> Appointment of Director

Thank you for your kind assistance with this matter.

Yours very truly,
Hanny Holdings Limited

Amy Chau
Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Enclosure

cc: Hanny Holdings Limited
Attn.: Judy Kam (via fax without enclosure)

SEC FILING 82-3638

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") are pleased to announce that Ms. Ma Wai Man, Catherine has been appointed as an Independent Non-Executive Director of the Company with effect from 11th July 2002.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11 July 2002